Investor update   for the year ended December 31, 2022 March 2, 2023 Polestar Automotive Holding UK PLC Exhibit 99.2

Polestar Disclaimer Forward-Looking Statements Certain statements in this presentation (“Presentation”) of Polestar Automotive Holding UK PLC (“Polestar”) constitute forward-looking statements, within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that express Polestar’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Presentation and include statements regarding Polestar’s intentions, beliefs or current expectations concerning, among other things: results of operations; financial condition; liquidity; prospects; growth; strategies and the markets in which Polestar operates, including estimates and forecasts of financial and operational metrics, projections of market opportunity, market share, vehicle sales, revenue or other financial or operation results; expectations and timing related to commercial product launches, including the start of production and launch of any future products of Polestar, and the performance, range, autonomous driving and other features of the vehicles of Polestar; future market opportunities, including with respect to energy storage systems and automotive partnerships; future manufacturing capabilities and facilities; future sales channels and strategies; access to financing and liquidity support from major shareholders; the adequacy of funding through 2023; and future market launches and expansion. Such forward-looking statements are based on available current market information and the current expectations of Polestar including beliefs and forecasts concerning future developments and the potential effects of such developments on Polestar. Factors that may impact such forward-looking statements include: the failure to realize the anticipated benefits of the business combination (the “Business Combination”) that Polestar consummated on June 23, 2022 with Gores Guggenheim, Inc. (“GGI”); the outcome of any legal proceedings that may be instituted against GGI or Polestar in connection with the Business Combination; the ability to continue to meet stock exchange listing standards; our securities’ potential liquidity and trading; changes in domestic and foreign business, market, financial, political and legal conditions; Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Car AB (publ) and its subsidiaries, and Zhejiang Geely Holding Group Company Limited, original equipment manufacturers, vendors and technology providers, and to source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; risks relating to the uncertainty of any projected financial information or operational results of Polestar, including underlying assumptions regarding expected development and launch timelines for Polestar’s carlines, manufacturing in the United States starting as planned, demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales as the total Polestar fleet of cars and customer base grow; delays in the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; risks related to the timing of expected business milestones and commercial launches, including Polestar’s ability to mass produce its current and new vehicle models and complete the upgrade or tooling of its manufacturing facilities; increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes and meet timings for product launches; competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; risks related to future market adoption of Polestar’s product offerings; risks related to Polestar’s distribution model; the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; changes in regulatory requirements (including environmental laws and regulations), governmental incentives and fuel and energy prices; Polestar’s ability to rapidly innovate;risks associated with changes in applicable laws or regulations and with Polestar’s international operations; Polestar’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; Polestar’s ability to continuously and rapidly innovate, develop and market new products; the impact of the global COVID-19 pandemic, new lockdowns in China, government mandated quarantines, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar’s business, projected results of operations, financial performance or other financial and operational metrics or on any of the foregoing risks; the need to raise additional funds to support business growth; and the other risks and uncertainties described in Polestar’s filings with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that future developments affecting Polestar will be those that Polestar has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Polestar’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in Polestar’s filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Polestar will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You are cautioned not to put undue reliance on these forward-looking statements. Trademarks This Presentation includes trademarks, trade names and service marks, certain of which belong to Polestar or Polestar’s affiliates and others that are the property of other organizations. The Polestar logo and other trademarks or service marks of Polestar appearing in this prospectus are the property of Polestar. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that Polestar or its affiliates will not assert its or their rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. Polestar does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Polestar by, these other parties. Statement Regarding Preliminary Unaudited Financial and Operational Results The unaudited financial and operational information published in this press release is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar’s year-end audit. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the preliminary unaudited operational and financial information published in this press release should not be considered a substitute for the financial information to be filed with the SEC in Polestar’s Annual Report on Form 20-F for the year ended December 31, 2022. Non-GAAP Financial Information This presentation includes certain financial measures that are not presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”), including adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow. Please see slide 40 for a reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures. *** Past results are not indicative of future performance and investing in securities of Polestar involves significant risks. Potential investors should read and understand the explanations of risks disclosed by Polestar in its filings with the SEC before making any decisions. The information set forth herein is based upon information reasonably available to Polestar as of the date of this Presentation (or any such earlier date referenced herein), and Polestar does not undertake any obligation to update such information at any time after such date. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein and as may be amended. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Polestar, nor shall there be any sale or offer of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. This Presentation is not intended to constitute, and should not be construed as investment, tax, legal or other advice. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein neither Polestar nor any of its directors, officers, employees, affiliates or advisors makes any representation or warranty with respect to the accuracy of such information. This Presentation does not purport to contain all of the information that may be required to evaluate Polestar and has solely been prepared for the purpose of generally familiarizing the reader with Polestar.

Polestar

Polestar 3

Polestar

4

Recent developments

Delivered 51,491[1] vehicles for the full year 2022, an increase of 80% year on year
Aim to deliver approximately 80,000 cars in 2023, an increase of about 60% year on year

Achieved $2.5bn[2] in revenues for the full year 2022
Mainly driven by higher Polestar 2 vehicle sales with continued commercial expansion across markets

Launched a major update to Polestar 2 Model Year 2024
High-tech front end, all-new electric motors, more powerful batteries, sustainability improvements and rear-wheel drive

Polestar 3 showcased at Las Vegas CES 2023
For the first time on US soil, together with Smart Eye, supplier of premium driver monitoring technology which is included as standard

Latest in-car Google tech to feature in Polestar cars
Developments include Google's new HD map that will debut in Polestar 3, and the roll-out of remote actions for Polestar 2

Expanded partnership with Luminar to include Polestar 5
Under existing partnership, Luminar supplies LiDAR for Polestar 3 which is now available to order

Polestar 0 project adds eight new partners to create a truly climate-neutral car by 2030
Vitesco, Stora Enso and six other new global industry-leading partners join Polestar 0 project

Initiated a Pathway Report in response to the climate crisis
Collaborating with pioneering EV maker and calls for new forms of collaboration to build rapid momentum

1. Represents total volumes of new vehicles delivered, including 48,531 external sales with recognition of revenue at time of delivery, 1,296 external sales with repurchase commitments and 1,664 internal sales of vehicles transferred for demonstration and commercial purposes as well as vehicles transferred to Polestar employees at time of registration. Transferred vehicles for demonstration and commercial purposes are owned by Polestar and included in Inventory (unaudited).
2. Rounded. See slide 37 for unaudited condensed consolidated statement of loss for figure in thousands of U.S. dollars.

Polestar — Our past, our present and our future History in performance 1996–2017 Founded in 1996 as a racing team Developed and sold performance software for Volvo Cars The official performance partner to Volvo Cars from 2009 Acquired by Volvo Cars in 2015 Launching the new Polestar brand 2017–2021 Launched Polestar 1 in 2017 and Polestar 2 in 2019 First customer handovers and retail locations open in 2020 Global from day one in 2020, with presence in 10 markets Growing rapidly 2021 onwards Listed on Nasdaq New York in June 2022 Launched limited edition Polestar 6 in August 2022 Launched Polestar 3 in October 2022 Expects to launch three new cars by 2026 Leading ambition of a climate-neutral production car by 2030  Source: Company information.

6

Polestar

Our growing, diversified premium product portfolio



Polestar 1
Electric performance hybrid



Polestar 2
Electric performance fastback



Polestar 3
Electric performance SUV



Polestar 4
Electric performance SUV coupe



Polestar 5
Electric performance 4-door GT



Polestar 6
Electric performance roadster

Source: Company information.

Polestar — Our asset-light model Agility of a start-up Stability of established players Flexible and scalable Source: Company information.

01 Design Avant-garde, pure Scandinavian design High tech minimalism  Design perfection focus Unique design attributes 03 Sustainability Leading ambition of climate-neutral production car by 2030 Circular battery strategy, battery centers in place  Blockchain-powered transparency through supply chain Ethical and inclusive work principles and values 02 Innovation Bonded aluminium platform  High-performance electric motors  Advanced battery technology design R&D capability in the UK, Sweden and China Polestar — Our core pillars  Source: Company information.

01 Overall market opportunity 02 Rapidly expanding product portfolio 03 Growth in existing and new markets Polestar — Our well-defined growth strategy +18% CAGR 2021-2026E Global premium BEV market1 Global presence Expected new product launches 2023 – Polestar 4 2024 – Polestar 5 2026 – Polestar 6 27 Global market for BEV premium luxury vehicles. Source: Leading management consultancy, October 2022.

Åsa Borg Brand & Marketing Joined in 2020 from Volvo Cars where she was Chief Operating Officer of Care by Volvo. Has over 20 years of Brand, Marketing and automotive industry experience. Thomas Ingenlath CEO Joined in 2017 from Volvo Cars where he was SVP of Design. Brings over 20 years of design, innovation and leadership experience in the automotive industry. Johan Malmqvist CFO Joined in 2021 from Dole Food Company where he was CFO. Has over 20 years of financial experience across multiple sectors. Mike Whittington Global Sales Joined in 2018, previously worked with new EV introductions at Jaguar Land Rover, PSA, Mercedes-Benz and Toyota. Has over 20 years of experience. Maximilian Missoni Design Joined in 2018 from Volvo Cars where he was Vice President Exterior Design and Chief Designer Exterior. Has 20 years of experience within the automotive industry. Mona Abbasi Customer Experience  Joined in 2019, from Husqvarna Group where she was Senior Vice President of Brand. Has over 20 years of experience in leading consumer and IT brands. Polestar — Our visionary , diverse and experienced management team Jörg Brandscheid CTO, R&D Joined in 2021 from Hella APAC where he was Executive Vice President Electronics. Has 30 years of automotive experience in several R&D roles. Dennis Nobelius COO Joined in 2020 from Zenuity (now Zenseact) where he was CEO. Has 20 years of R&D, operation and leadership experience in the automotive industry. Nils Mösko Strat&Bus. Development Joined in 2018 as Deputy CFO from Volvo Cars. Held finance and treasury roles for Volvo Cars and Ford Motor. Has 15 years of automotive industry experience. Fredrika Klaren Sustainability Joined in 2020 from KappAhl where she was Head of Sustainability. Has over 10 years of dedicated sustainability experience across fashion and retail. Tanya Ridd Communications & PR Joined in 2022 from Spotify where she was Senior Director of Communications. Has over 20 years of communication management experience. Monika Franke HR Joined in 2019 from Volvo Cars where she held roles of Senior HR Director, Global R&D and Purchasing & Quality. Has 20 years of experience. Mikael Björklund Digital Joined in 2020 from Filippa K where he was Chief Operating Officer. Has over 13 years of business development and digital marketing experience. Anna Rudensjö Legal Joined in 2018 from SKF Group where she was Legal Director and Group Legal Counsel. Has 20 years of experience. Source: Company information. In alphabetical order.

Unaudited financial highlights for the year ended December 31, 2022

12

Financial and operational highlights

Key financial highlights for the year ended Dec 31, 2022 (unaudited)


Revenue
($ mn)
84%
2,462
1,337
FY 2021
FY 2022


Gross profit
($ mn)
119
1
FY 2021
FY 2022


Cash and cash equivalents
($ mn)
974
757
FY2021
FY 2022

Delivered $2.5bn in revenues

Driven by higher Polestar 2 sales with continued commercial expansion across markets.

Gross profit of $119mn

As the result of higher Polestar 2 sales and lower fixed manufacturing costs. This growth was partially offset by FX which led to higher cost of sales, and product and market mix .

Cash balance of approximately $1bn

Benefited from the listing proceeds and strengthened liquidity provided by short term financing facilities.

Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 37 for unaudited condensed consolidated statement of loss for figures in thousands of U.S. dollars.

13

Financial and operational highlights

—

Key financial highlights for the year ended Dec 31, 2022 (unaudited)

Revenue up 84%
Driven by higher Polestar 2 vehicle sales with continued market expansion

Gross profit up $119mn
With higher sales of Polestar 2 and lower fixed manufacturing costs, partially offset by FX, and product and market mix

SG&A up 21%
Primarily reflects international business expansion, partially offset by active cost management

R&D down 27%
With absence of Polestar 1 amortisation, partially offset by continued investment in future vehicles and technologies

Operating loss up 29%
Impacted by a Q2 2022 one-time share-based listing charge of $372mn.
Adjusted operating loss down 8%

US$ million	FY 2022	FY 2021	*% Change*
Revenue	2,462	1,337	*84*
Cost of sales	(2,343)	(1,336)	*75*
Gross profit	119	1	*n/m*
Gross margin (%)	*4.9*	*0.1*	*n/m*
SG&A expense	(865)	(715)	*21*
R&D expenses	(171)	(233)	*(27)*
Other operating income (expense), net	2	(48)	*(105)*
Listing expense[1]	(372)	-	*100*
Operating loss	(1,286)	(995)	*29*
Adjusted operating loss[2]	(914)	(995)	*(8)*

1. The listing expense in Q2 2022 represents a non-recurring, non-cash, share-based listing charge, incurred in connection with the business combination with Gores Guggenheim, Inc. on June 23, 2022.
2. Non-GAAP measure. See slide 40 for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 37 for unaudited condensed consolidated statement of loss for figures in thousands of U.S. dollars.

Financial and operational highlights — Key financial highlights for the three months ended Dec 31, 2022 (unaudited) US$ million Q4 2022 Q4 2021 % Change Revenue 985 590 67 Cost of sales (923) (590) 57 Gross profit (loss) 62 (0) n/m Gross margin (%) 6.3 -0.0 n/m SG&A expense (239) (237) 1 R&D expenses (48) (76) (37) Other operating income (expense), net 20 (25) (181) Operating loss (205) (337) (39) Variances for Q4 2022 versus Q4 2021 largely followed the trends outlined for 2022 versus 2021, with the following notable exceptions: SG&A broadly flat Due to active cost management, especially in the second half of the year Operating loss down 39% Benefiting from higher gross profit and active cost management actions Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 37 for unaudited condensed consolidated statement of loss for figures in thousands of U.S. dollars.

15

Financial and operational highlights

Cash flow for the year ended Dec 31, 2022 (unaudited)

Operating
Cash outflow of $1,088mn, mainly driven by operating loss, working capital increase in inventories and trade receivables, and interest expenses due to increased financial debt during 2022

Investing
Cash outflow of $716mn, predominantly driven by intellectual property investments for Polestar 2, Polestar 3 and Polestar 4

Financing
Cash inflow mainly comprised of equity proceeds of $1,418mn and net increase in short-term borrowings of $724mn



Cash flow
($ mn)
757
(1,088)
(716)
1,418
724
(120)
974
2021
Operating
Investing
Equity proceeds
Net short-term borrowings
FX and other1
2022

1. Including effect of foreign exchange rate changes on cash and cash equivalents of -$66mn, transaction costs of -$39mn and principal repayments of lease liabilities of -$15mn.

Note: All U.S. dollar figures on this slide rounded. See slide 39 for unaudited condensed consolidated statement of cash flows for figures in thousands of U.S. dollars.

Financial and operational highlights — 2023 outlook Liquidity Global volumes Gross profit margin 80,000 While liquidity has strengthened, including nearly $1.0bn cash balance , we continue to explore potential equity or debt offering to fund operations and business growth. Expect an increase of about 60% in global volumes predominantly driven by Polestar 2 sales. Expect gross margin to be broadly in line with 2022, with volume and product mix supporting progression later in the year. Strengthened Source: Company estimates. ~2022

Delivering on our strategy

01 Well-defined growth strategy 02 Asset-light model 03 Digital-first direct-to-consumer approach 04 Core pillars: Design, Innovation, Sustainability Delivering our strategy — Key investment highlights

01

19

Well-defined growth strategy

—

Operating within the fastest-growing car segment


Automotive market in million cars[1]
68
5
6
58
83
18
13
52
2021A
2026E
ICE
PHEV/HEV[2]
BEV


Premium segment BEV penetration percentage
12
23
2021A
2026E


Premium BEV market size in million cars
+18%
CAGR
1.3
2.9
2021A
2026E

We operate in a large and competitive automotive market, with BEV market growth expected to outpace the overall market growth.

There is a significant BEV market opportunity, with premium segment BEV penetration expected to grow to 23% in 2026.

Global premium BEV vehicles market is one of the fastest growing segments with +18% CAGR.

1. Excluding FCEV cars due to low volumes until 2026.
2. Including PHEV and HEV vehicles.

Source: Leading management consultancy, October 2022.

01

Well-defined growth strategy

Rapidly expanding premium product portfolio

20








	Polestar 1	Polestar 2	Polestar 3	Polestar 4	Polestar 5	Polestar 6
Type	Hybrid Grand Tourer	Fastback	Luxury Aero SUV	Premium Sport SUV	Luxury Sport GT 4-Door	Luxury 2+2 roadster
Segment	Sports Premium	C/D premium	SUV E premium	SUV D premium	F coupé premium	S roadster premium
ASP[1]	~$155k	~$50-70k	~$80-120k	~$60-80k	>$100k	>$200k
Range	~120km range	~540km	up to 610km[2]	600km +[2]	600km +[2]	600km +[2]
Launch	2017	2019	2022	2023E	2024E	2026E

1. Prices vary by region. Estimated indicative US market pricing range as at November 2022, subject to change.
2. WLTP (Worldwide Harmonised Light Vehicle Test Procedure) target range.

Source: Company information, management estimates.

Active markets Australia, Austria, Belgium, Canada, China, Denmark , Finland, Germany, Hong Kong, Iceland, Ireland, South Korea, Kuwait, Israel, Italy, Luxembourg, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, United Arab Emirates, United Kingdom and United States of America. Global presence today Well-defined growth strategy — Extensive global market presence 01 Source: Company information. 27

Asset-light model — Combining the best of both worlds 02 Flexible and scalable set-up Agility of a start-up Innovation and high-performance technologies Avant-garde design Leading sustainability goals Full vehicle attributes Digital first DTC business Stability of established players Over 100 years’ of combined experience Platform development Engineering capability Supply chain and partnerships Manufacturing capacity Safety credentials Service network access Source: Company information.

Opened Operated by Manufacturing 2016 Volvo Cars Polestar 2 2015 Volvo Cars Polestar 3 2021 Geely Polestar 4 2024E Polestar Polestar 5 Taizhou, China Asset-light model — Access to state-of-the-art factories 02 Hangzhou Bay, China Charleston, US Chongqing, China1 Operated by Polestar, owned by Geely. Source: Company information. Chengdu, China 2013 Volvo Cars Polestar 3

Digital-first direct-to-consumer approach Customers can browse our products, configure their vehicle and place their order online Local support centres We continue to establish in-house care centres, creating a premium brand experience Action through data driven insight Monitor customer experiences across journeys to drive relevant and impactful improvements Skilled specialists Passionate, knowledgeable and service-minded Polestars with local knowledge and cultural know-how to serve our customers’ needs Digital-first direct-to-consumer approach — Our customer approach Source: Company information. 03

Digital-first direct-to-consumer approach — Connected retail and ownership experience 03 Source: Company information. Explore and schedule Explore Polestar vehicles online and schedule a test drive Configure and finance Configure and order online via web and mobile channels Control and ownership Control vehicle functions and engage with support or book service

03

26

Digital-first direct-to-consumer approach
—
Expanding sales and service network

Locations
Permanent or pop up/temporary Polestar showrooms located in urban and peri-urban areas with retail and test drive opportunities.

Service points
Leveraging established Volvo Cars service network for full service support.





Locations[1]		Service points[2]	
2021	2022	2021	2022
103	158	811	1,116

1. Represents Polestar Spaces, Polestar Destinations and Polestar Test Drive Centers (Unaudited).
2. Represents Volvo Cars service centres to provide access to customer service points worldwide in support of Polestar's international expansion (Unaudited).

Source: Company information.

04

27

Core pillars

—

Design – Avant-garde, pure Scandinavian design

Unique design attributes

- SmartZone sensor panel
- Integrated aerodynamic enhancers
- Rear view camera feed replaces rear window
- Extended panoramic glass roof
- Avant-garde interior with innovative materials
- High contrast, iconic design
- Integrated long-range LiDAR

Sustainable materials integration

- Sustainability declarations to show our progress
- Vegan standard interior
- MicroTech – bio-attributed vinyl produced without fossil fuels
- Leather & wool from farms that are animal welfare certified, and leather tanning process is chrome free
- Bcomp – natural fibre composites with flax fibres for seats and interior components








3D Knit
—
100% Recycl. PES
M1210-B/1691

Source: Company information.

Core pillars — Innovation – performance orientated technology development 04 Bonded aluminium platform Bonded aluminium platform developed in-house Set to provide class-leading dynamics, rigidity and safety features Technology usually applied to low-volume sports cars now brought into mainstream production High-performance electric motors P10 rear motor with 450 kW (~603 hp) One of the most powerful electric motors in the world 1-speed energy efficient transmission facilitating special requirements for multiple platforms Multiple installation options for easy integration with multiple platforms Advanced battery technology design Developed 800V battery pack  Switchable between 800V and 400V  103 kWh possible to charge to 80% in ~20 minutes Bi-directional/vehicle-to-grid charging compatible Source: Company information.

Core pillars — Innovation – At the digital forefront 04 Smart partnerships and collaborations Autonomous driving partners: Luminar – Advanced Lidar System Nvidia – centralised computing Zenseact – AI powered software MobilityXlab – global start-up community pipeline Infotainment system Infotainment system built on AndroidTM Automotive OS with Google built-in End-to-end integration of Android features Native applications without requiring smartphone connection Over-the-air (OTA) updates Vehicles updated with latest software Applicable to all cars 1 17 updates successfully executed for Polestar 2 model year 2023, targeting range, efficiency, connectivity and driving experience improvements A new in-car Range Assistant app that is geared to assist drivers to improve efficiency and range confidence Add a new image Excluding Polestar 1. Source: Company information.

04

Core pillars

Innovation – R&D capability

30

R&D Coventry, United Kingdom

400+ employees

- Lightweight vehicle structures / bonded aluminium body
- Program lead for Polestar inhouse developed programs
- Overall vehicle development and release
- Sports car production technology
- In-car software development, testing and integration
- Advanced engineering and research, Polestar 0

R&D Gothenburg, Sweden

250+ employees

- Electric powertrain and battery system development
- Setting of vehicle attributes and final sign off
- In-car software development
- Polestar Engineered performance components
- Advanced engineering and research, Polestar 0 Project

R&D Shanghai, China

25+ employees

- Focused on bespoke Chinese market features development

R&D Volvo Cars and Geely

Access to engineers and designers






Polestar / brembo


ÖHLINS

Source: Company information.

Climate neutrality Climate-neutral platform Climate-neutral materials Climate-neutral manufacturing Renewable energy in the supply chain Transparency Material traceability Supply chain transparency Product sustainability declaration Sustainability reporting Inclusion Human rights in supply chain Ethical business practices Inclusive workplace Inclusive design Inclusive customer experience Image representing the subject Core pillars — Sustainability – our strategic focus areas 04 Circularity Circular battery design Remanufacturing of batteries Collaborations for second life Collaborations for recycling Image representing the subject

Core pillars — Sustainability – Climate neutrality Carbon footprint (cradle to gate)  for Polestar 2 tons  2021 absolute GHG-emissions (scope 1-3) kton Trend in GHG-emissions (scope 1-3) relative to sold cars % +701 We reduced the carbon footprint of Polestar 2  throughout work with Sustainable Upgrades by 1.7 tons during 2022. Total greenhouse gas emissions from our value chain increased by 701 ktons in 2021, due to business growth. We are laser focused on decoupling this relationship and confident that our efforts will work. We reduced our greenhouse gases per sold car by 6% in 2021 compared to 2020. -1.7 Source: Company information. -6 04

Core pillars — Sustainability - Transparency 04 Volvo XC40 ICE Polestar 2 Global electricity mix Carbon Footprint for Polestar vs. a compact SUV ICE model Tons of CO2-equivalents Polestar 2 European electricity mix Polestar 2 Wind power Material production Li-on battery modules Manufacturing Use phase End-of-life 0 10 20 30 40 50 60 Tonnes CO2e 42 Source: Life cycle assessment - Carbon footprint of Polestar 2 which is available at https://www.polestar.com/hk/sustainability/transparency/ Life cycle assessments (LCAs) Pioneering transparency by disclosing LCAs with full methodology for all models Consumer transparency Industry unique product sustainability declaration allows consumers to compare sustainability credentials Supply chain traceability Enabling traceability through blockchain and certifications on risk materials throughout our batteries and cars  Sustainability reporting Annual sustainability reporting since 2020 in adherence with Global Reporting Initiative standards 58 50 27

Core pillars — Sustainability - Circularity 04 Creating a circularity roadmap In 2022, together with Circle Economy and STENA Recycling, we set out to estimate the impact Polestar 2 has on important circularity issues - raw material consumption, biodiversity and recyclability. The findings on the recyclability of different functional areas, creates a baseline from where we are now building our strategy and KPIs to become a circular company. Material recycling rate of different functional areas of Polestar 2 Kg/unit Source: Company information.

Core pillars — Sustainability - Inclusion Suppliers - Code of Conduct for Business Partners % Women in the workforce in 2021 /2020% 27 / 23 For Polestar 2 and 3 we have secured full commitment from all suppliers on issues like equality, working conditions, forced labor, wages etc. We are focused on building a workforce that represents our customers and our world and aim to have a 40% female workforce by 2025. 100 Collaborating through multi-stakeholder initiatives with responsible sourcing practices, sustainability assessments, and third-party audits. Source: Company information. 04

Appendix

Financial statements  — Unaudited condensed consolidated statement of loss in thousands of U.S. dollars except per share data and unless otherwise stated For the three months ended December 31 For the year ended December 31 2022 2021 2022 2021 Revenue 985,151 589,507 2,461,897 1,337,181 Cost of sales (923,183) (589,707) (2,342,454) (1,336,321) Gross profit (loss) 61,968 (200) 119,443 860 Selling, general and administrative expenses (239,174) (236,580) (864,598) (714,724) Research and development expenses (47,634) (75,522) (170,987) (232,922) Other operating income (expense), net 20,143 (24,993) 2,182 (48,053) Listing expense — — (372,318) — Operating loss (204,697) (337,295) (1,286,278) (994,839) Finance income 7,066 8,169 8,551 32,970 Finance expenses 3,531 (16,738) (108,435) (45,249) Fair value change - Earn-out rights (63,600) — 902,068 — Fair value change - Class C Shares (500) — 35,090 — Loss before income taxes (258,200) (345,864) (449,005) (1,007,118) Income tax expense (4,240) 9,078 (16,783) (336) Net loss (262,440) (336,786) (465,789) (1,007,454)

Financial statements — Unaudited condensed consolidated statement of financial position in thousands of U.S. dollars December 31, 2022 December 31, 2021 Assets Non-current assets Intangible assets and goodwill 1,391,828 1,368,356 Property, plant and equipment 262,593 208,193 Vehicles held under operating lease 92,198 120,626 Other non-current assets 15,395 5,532 Total non-current assets 1,762,014 1,702,707 Current assets     Cash and cash equivalents 973,877 756,677 Marketable securities — 1,258 Trade receivables external and trade receivables and accrued income – related parties 370,164 177,544 Inventories 657,882 545,743 Other current assets 178,516 125,764 Total current assets 2,180,439 1,606,986 Total assets 3,942,453 3,309,693 in thousands of U.S. dollars December 31, 2022 December 31, 2021 Equity Share capital (21,156) (1,865,909) Other contributed capital (3,582,589) (35,231) Accumulated deficit & Foreign currency translation reserve 3,737,089 1,778,644  Total equity 133,344 (122,496)   Liabilities     Non-current liabilities   Other non-current provisions and liabilities (139,428) (79,906) Earn-out liability (598,570) — Other non-current interest-bearing liabilities (85,556) (66,575) Total non-current liabilities (823,554) (146,481) Current liabilities   Trade payables external and trade payables and accrued expenses - related parties (1,184,142) (1,857,730) Advance payments from customers (40,868) (36,415) Liabilities to credit institutions (1,328,752) (642,338) Interest-bearing current liabilities (38,235) (24,072) Class C Shares liability (28,000) — Other current provisions and liabilities (632,246) (480,161) Total current liabilities (3,252,243) (3,040,716) Total liabilities (4,075,797) (3,187,197) Total equity and liabilities (3,942,453) (3,309,693)

Financial statements — Unaudited condensed consolidated statement of cash flows in thousands of U.S. dollars For the twelve months ended December 31,  2022 2021 Cash flows from operating activities Net loss (465,789) (1,007,454) Adjustments to reconcile Net loss to net cash flows     Depreciation and amortization 185,057 239,164 Finance income and expense 99,884 12,280 Listing expense 372,318 — Income tax expense 16,783 336 Other non-cash expense and income (839,595) 106,658 Change in operating assets and liabilities (378,526)  357,505 Interest net paid & tax paid (78,481) (20,645) Cash used for operating activities (1,088,349) (312,156) Cash flows from investing activities Additions to property, plant and equipment (32,269) (24,701) Additions to intangible assets (681,204) (104,971) Other (2,500) — Cash used for investing activities (715,973) (129,672) in thousands of U.S. dollars For the twelve months ended December 31,  2022 2021 Cash flows from financing activities   Change in restricted cash —  48,830 Proceeds from short-term borrowings 2,146,396 698,882 Principal repayments of short-term borrowings (1,422,862) (411,950) Principal repayments of lease liabilities (14,905) (8,578) Proceeds from the issuance of share capital and other contributed capital 1,417,973 582,388 Transaction costs (38,903) — Cash provided by financing activities 2,087,699 909,572 Effect of foreign exchange rate changes on cash and cash equivalents (66,177) (27,491) Net increase in cash and cash equivalents 217,200 440,253 Cash and cash equivalents at beginning of period 756,677 316,424 Cash and cash equivalents at end of period 973,877 756,677

Financial statements
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40

Unaudited reconciliation of GAAP and Non-GAAP results

Non-GAAP Financial Information

Polestar uses both generally accepted accounting principles ("GAAP," i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, for internal comparisons to historical performance, and for financial decision-making purposes. The Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period on period comparisons. These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar's operating performance. The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below. For a more detailed explanation of each non-GAAP measure used, please also refer to our press release reporting our financial and operational results for the fourth quarter of 2022 and the year ended December 31, 2022.

in millions of U.S. dollars	For the twelve months ended December 31,	
	2022	2021
Adjusted operating loss		
Operating loss	(1,286.3)	(994.8)
Listing expense	372.3	—
Adjusted operating loss (non-GAAP)	**(914.0)**	**(994.8)**

in millions of U.S. dollars	For the twelve months ended December 31,	
	2022	2021
Adjusted EBITDA		
Net loss	(465.8)	(1,007.5)
Listing expense	372.3	—
Fair value change - Earn-out rights	(902.1)	—
Fair value change - Class C Shares	(35.1)	—
Interest income	(7.7)	(1.4)
Interest expenses	77.5	44.9
Income tax expense	16.8	0.3
Depreciation and amortization	185.1	239.2
Adjusted EBITDA (non-GAAP)	**(759.0)**	**(724.5)**

in millions of U.S. dollars	For the twelve months ended December 31,	
	2022	2021
Adjusted net loss		
Net loss	(465.8)	(1,007.5)
Listing expense	372.3	—
Fair value change - Earn-out rights	(902.1)	—
Fair value change - Class C Shares	(35.1)	—
Adjusted net loss (non-GAAP)	**(1,030.7)**	**(1,007.5)**

in millions of U.S. dollars	For the twelve months ended December 31,	
	2022	2021
Free cash flow		
Net cash used for operating activities	(1,088.3)	(312.2)
Investing cash flows used for tangible assets	(32.3)	(24.7)
Investing cash flows used for intangible assets	(681.2)	(105.0)
Free cash flow (non-GAAP)	**(1,801.8)**	**(441.8)**

For questions, please contact: Bojana Flint Head of Investor Relations ir@polestar.com  Polestar Assar Gabrielssons Väg 9 SE-418 78 Göteborg Sweden polestar.com All ideas contained within this document are owned by Polestar. © Polestar 2022 Investor update for preliminary unaudited results for the year ended December 31, 2022 — Contact information